EXHIBIT 21.1

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest

1) Star Alpha Inc.	Marshall Islands	100%
2) Star Beta Inc.	Marshall Islands	100%
3) Star Gamma Inc.	Marshall Islands	100%
4) Star Delta Inc.	Marshall Islands	100%
5) Star Epsilon Inc.	Marshall Islands	100%
6) Star Zita Inc.	Marshall Islands	100%
7) Star Theta Inc.	Marshall Islands	100%
8) Star Iota Inc.	Marshall Islands	100%
9) Star Bulk Management LLC	Marshall Islands	100%